Exhibit 4

TONGJITANG CHINESE MEDICINES COMPANY

SHARE OPTION AGREEMENT

Name: WANG, Xiaochun Address: Flat B, 27/F., Block 1, Huayuan Mansion, 3500 Kaixuan Road, Shanghai, China Nonqualified Option

Plan: 2006 Share Incentive Plan

Grant: Option to purchase 1,200,000 ordinary shares               (“Shares”) of Tongjitang Chinese Medicines

              Company (the “Company”)

Exercise Price: US$2.91 Per Share

Grant Date: August 13, 2007

Vesting Commencement Date: August 13, 2007

Effective on the Grant Date, you have been granted an the option to purchase the number of Shares of the Company at the exercise price designated above, in accordance with the provisions of Tongjitang Chinese Medicines Company 2006 Share Incentive Plan, as amended (the “Plan”). This option may be exercised for whole shares only.

This option will vest and may be exercised in accordance with the following schedule:

Subject to the terms of this Share Option Agreement, one third [1/3] of the Shares (rounded down to the next whole number of Shares) shall vest on August 13, 2007, one third [1/3] of the Shares shall vest on June 30, 2008, and one third [1/3] of the Shares shall vest on June 30, 2009.

In the event of the termination of your employment or service for any reason, whether such termination is occasioned by you, by the Company or any of its Subsidiaries or Related Entities, with or without cause or by mutual agreement (“Termination of Service”), your right to vest in your option under the Plan, if any, will terminate effective as of the earlier of: (i) the date that you give or are provided with written notice of Termination of Service, or (ii) if you are an employee of the Company or any of its Subsidiaries, the date that you are no longer actively employed and physically present on the premises of the Company or any of its Subsidiaries, regardless of any notice period or period of pay in lieu of such notice required under any applicable statute or the common law (each, the “Notice Period”). For greater clarity, you have no rights to vest in your option during the Notice Period.

The option may not be exercised until vested. Once vested, the option may be exercised in whole or any part, at any time. However, a vested option must be exercised, if at all, prior to the earlier of:

(a)	one year following your Termination of Service with the Company, its Subsidiaries and Related Entities by reason of death, or Disability;

(b)	30 days following your last day of active employment or service with or for the Company, its Subsidiary or Related Entities for any reason other than death or Disability; for this purpose your last day of active employment or service will be deemed to occur on the date of the closing of the sale of all or substantially all of the stock or assets of a Subsidiary or Related Entity for which you are employed at the time of the transaction;

(c)	the tenth anniversary of the Grant Date;

and if not exercised prior thereto shall terminate and no longer be exercisable.

The option will be deemed exercised upon your completing the exercise procedures established by the Company and your payment of the option exercise price per share and any applicable tax withholding to the Company. Payment may be made in cash or such other method as the Company may permit from time to time as set forth in the Plan.

The Shares acquired upon exercise of the option may in the discretion of the Company be subject to such restrictions as the Company may require such as rights of first refusal, rights of repurchase or requirements that you consent not to transfer the Shares for a period of time in connection with any public offering of the Shares.

If designated as an Incentive Share Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to an Option designated as an Incentive Share Option which become exercisable for the first time by the Grantee during any calendar year exceeds US $100,000, such excess options, to the extent the Shares covered thereby is in excess of the foregoing limitation, shall be treated as a Nonqualified Option. For this purpose, Incentive Share Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is awarded.

In addition, if designated as an Incentive Share Option, such Incentive Share Option shall cease to be treated as an Incentive Share Option and shall be treated as a Nonqualified Option on the day three (3) months and one (1) day following the date you cease to be an employee of the Company.

The Company has the authority to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy applicable federal, state, local and foreign taxes arising from this option. You may satisfy your tax obligation, in whole or in part, by either: (i) electing to have the Company withhold Shares otherwise to be delivered with a fair market value equal to the minimum amount of the tax withholding obligation; or (ii) surrendering to the Company previously owned Shares with a fair market value equal to the minimum amount of the tax withholding obligation.

This option is not transferable except by will or the laws of descent and distribution.

You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. The Company, its affiliates and your employer hold certain personal information, including your name, home address and telephone number, date of birth, social security number or other employee tax identification number, salary, nationality, job title, any shares of stock awarded, cancelled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). The Company and its affiliates will transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the European Economic Area, the PRC or elsewhere such as the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of stock on your behalf to a broker or other third party with whom you may elect to deposit any shares of stock acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consent herein in writing by contacting the Company; however, withdrawing the consent may affect your ability to participate in the Plan.

Your participation in the Plan is voluntary. The value of the option is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, the option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pensions or retirement benefits or similar payments unless specifically and otherwise provided. Rather, the awarding of an option under the Plan represents a mere investment opportunity.

This option is granted under and governed by the terms and conditions of the Plan. You acknowledge and agree that the Plan is discretionary in nature and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time. The grant of an option under the Plan is a one-time benefit and does not create any contractual or other right to receive a grant of options or benefits in lieu of options in the future. Future grants of options, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the grant, the number of options, vesting provisions, and the exercise price. The Plan has been introduced voluntarily by the Company and in accordance with the provisions of the Plan may be terminated by the Company at any time. By execution of this Agreement, you consent to the provisions of the Plan and this Agreement. Defined terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

COMPANY:

TONGJITANG CHINESE MEDICINES COMPANY

/s/ Shaolan Wang
Name: WANG, Shaolan
Title: CFO

ACKNOWLEDGED AND AGREED BY:

/s/ Xiaochun Wang
Name: WANG, Xiaochun